UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

DSL.net, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

262506 10 8
(CUSIP Number)

Steven B. Chisholm, Esq. MDS Acquisition, Inc. MegaPath Inc. 555 Anton Blvd., Suite 200 Costa Mesa, CA 92626 (714) 327-2075	David T. Young, Esq. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 155 Constitution Dr. Menlo Park, CA 94025 (650) 321-2400

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 8 Pages

CUSIP NO. 262506108	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MDS Acquisition, Inc. (“MDS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER 2,650,831,092 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,650,831,092 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,650,831,092 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* __
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.7% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 262506108	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MegaPath Inc. (“MegaPath”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER 2,650,831,092 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,650,831,092 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,650,831,092 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* __
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.7% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 262506108	13D	Page 4 of 8 Pages

Statement on Schedule 13D

This Amendment No. 2 to Schedule 13D is being filed to report the issuance of 2,376,520,454 shares of common stock (the “Common Stock”) of DSL.net, Inc. (the “Company”) to MDS in connection with the conversion of a convertible promissory note.  As a result of this issuance, MDS owns of record an aggregate of 2,650,831,092 shares of Common Stock (the “Covered Shares”).  This Amendment No. 2 supplements and amends the Schedule 13D originally filed by MDS and MegaPath (together, the “Reporting Persons”) with the Securities and Exchange Commission on September 7, 2006 (the “Original Filing”), as amended by Amendment No. 1, dated January 8, 2007 (“Amendment No. 1”).  Only those items that are hereby reported are amended; all other items remain unchanged.  All capitalized terms shall have the meanings assigned to them in the Original Filing and Amendment No. 1 unless otherwise indicated herein.

Item 3.  Source and Amount of Funds or Other Consideration

The Covered Shares were issued upon conversion of the Notes that were issued by the Company to MDS on August 28, 2006 pursuant to that certain Purchase Agreement, dated as of August 22, 2006, by and among MDS, MegaPath and the Company (the “Purchase Agreement”).  Pursuant the terms of the Purchase Agreement, the Company issued and MDS purchased (i) four Notes for an aggregate purchase price of $2,000,000 and (ii) a fifth non-convertible note, in the stated principal amount of $13,002,000, for a purchase price of $11,000,000.  The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which was filed as Exhibit 2 to this Statement with the Original Filing and is incorporated by reference herein.  Three of the Notes were converted on January 1, 2007 into an aggregate of 274,310,638 shares of Common Stock. The Fourth Convertible Note (as defined below) was converted on February 5, 2007 into 2,376,520,454 shares of Common Stock.  The total number of Covered Shares disclosed on this Statement reflects a reduction from the number of shares of Common Stock issuable upon conversion of the Notes as disclosed in the Original Filing and the Amendment No. 1 and is the result of applying the conversion terms of the Fourth Convertible Note to the smaller number of options, warrants and convertible securities outstanding as of the date of conversion of the Fourth Note compared to the number outstanding at the time of the Original Filing and Amendment No. 1.

All funds used by MDS to acquire the above-described securities were provided to MDS by MegaPath.  MegaPath provided the funds out of working capital.

Item 4.  Purpose of Transaction

MDS converted three of the four Notes into 274,310,638 shares of Common Stock on January 1, 2007.  MDS converted the Fourth Convertible Note into 2,376,520,454 shares of Common Stock on February 5, 2007.  After conversion of the Fourth Convertible Note, MDS owns approximately 91.7% of the outstanding Common Stock.  MDS intends, as the holder of more than 90% of the outstanding Common Stock and by resolution of the MDS Board of Directors, to effect a merger pursuant to Section 253 of the Delaware General Corporation Law pursuant to which the Company will merge with and into MDS, with MDS as the surviving corporation.  Upon such merger, the stockholders of the Company other than MDS will be entitled to a cash payment.  After such merger, MegaPath will be the sole stockholder of the surviving corporation and therefore the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

On August 28, 2006, effective upon the closing of the purchase of the Notes and pursuant to a closing condition under the Purchase Agreement, the Board of Directors of the Company appointed Paul Milley and Emerson Walters (the “New Directors”), both members of MegaPath’s management, to become members of the Board of Directors of the Company.  The New Directors were designated by MDS pursuant to the Purchase Agreement.  Also pursuant to the Purchase Agreement, the Board of Directors of the Company authorized an increase to the size of the Board of Directors of the Company from five (5) to seven (7) members.  This expansion of the Board took effect on January 18, 2007, at which time Steven B. Chisholm and J. Brooke Mastin, both members of MegaPath’s management, became members of the Board of Directors of the Company.  Accordingly, MegaPath appointees constitute a majority of the Board of Directors of the Company.

CUSIP NO. 262506108	13D	Page 5 of 8 Pages

Item 5.  Interest in Securities of the Issuer

(a) – (b)

Pursuant to the Purchase Agreement, on August 28, 2006, the Company issued and MDS purchased, in a private placement, five promissory notes in the aggregate stated principal amount of $15,002,000 for an aggregate purchase price of $13,000,000 in cash.  This purchase and the related transactions described below are referred to collectively herein as the “Financing.”  A summary description of the principal terms of the five promissory notes follows:

•

Non-Convertible Note.  A subordinated secured non-convertible note in the stated principal amount of $13,002,000 (the “Non-Convertible Note”) was issued at a $2,002,000 discount to its stated principal amount and will mature on December 31, 2007.

•

First Convertible Note.  A subordinated secured convertible note in the principal amount of $30,000 (the “First Convertible Note”) was issued for an amount equal to its stated principal amount and, but for its earlier conversion, would have matured on December 31, 2007.  The principal of the First Convertible Note was immediately convertible upon MDS’ election into shares of Common Stock representing 9.9% of the Company’s voting stock outstanding as of the date of such conversion.  MDS converted the First Convertible Note into 26,263,109 shares of Common Stock on January 1, 2007.

•

Second Convertible Note.  A subordinated secured convertible note in the principal amount of $300,000 (the “Second Convertible Note”) was issued for an amount equal to its stated principal amount and, but for its earlier conversion, would have matured on the later of (i) December 31, 2007 and (ii) the earlier of (a) December 31, 2008 and (b) thirty days after the date on which the Second Convertible Note became convertible.  The Second Convertible Note became convertible at MDS’ election upon the Company’s receipt of certain regulatory approvals related to the Financing and the conversion of the First Convertible Note.  The principal of the Second Convertible Note was convertible into that number of shares of Common Stock that, when aggregated with all of MDS’ other stockholdings in the Company, represented 49.9% of the Company’s voting stock outstanding as of the date of such conversion.  MDS converted the Second Convertible Note into 211,803,533 shares of Common Stock on January 1, 2007.

•

Third Convertible Note.  A subordinated secured convertible note in the principal amount of $150,000 (the “Third Convertible Note”) was issued for an amount equal to its stated principal amount and, but for its earlier conversion, would have matured on the later of (i) December 31, 2007 and (ii) the earlier of (a) December 31, 2008 and (b) thirty days after the date on which the Third Convertible Note became convertible.  The Third Convertible Note became convertible at MDS’ election upon the Company’s receipt of certain other regulatory approvals related to the Financing and the conversion of the First Convertible Note and the Second Convertible Note.  The principal of the Third Convertible Note was convertible into that number of shares of Common Stock that, when aggregated with all of MDS’ other stockholdings in the Company, represented 51.0% of the number of shares of Common Stock outstanding, assuming the exercise and conversion of then outstanding options, warrants and convertible securities (other than the Fourth Convertible Note), as of the date of such conversion.  MDS converted the Third Convertible Note into 36,243,996 shares of Common Stock on January 1, 2007.  This number of shares issued upon conversion of the Third Convertible Note reflects a reduction in the number of shares that were estimated to be convertible under the Third Convertible Note at the time of the Original Filing.  This reduction resulted from applying the conversion terms of the note to the smaller number of options, warrants and convertible securities outstanding at the time of conversion compared to the time of the Original Filing.

CUSIP NO. 262506108	13D	Page 6 of 8 Pages

•

Fourth Convertible Note.  A subordinated secured convertible note in the principal amount of $1,520,000 (the “Fourth Convertible Note”) was issued for an amount equal to its stated principal amount and, but for its earlier conversion, would have matured on the later of (i) December 31, 2007 and (ii) the earlier of (a) December 31, 2008 and (b) thirty days after the date on which the Fourth Convertible Note became convertible.  The Fourth Convertible Note became convertible at MegaPath’s election upon (i) stockholder approval and filing of an amendment to the Company’s Amended and Restated Certificate of Incorporation (the “Charter Amendment”) to increase the number of shares of Common Stock that the Company is authorized to issue to an amount sufficient to cover the conversion of the Fourth Convertible Note (which stockholder approval was obtained and filing was made on January 30, 2007) and (ii) the conversion of the First Convertible Note, Second Convertible Note, and Third Convertible Note.  The principal of the Fourth Convertible Note was convertible into that number of shares of Common Stock that, when aggregated with all of MDS’ other stockholdings in the Company, represented 91.0% of the number of shares of Common Stock outstanding, assuming the exercise and conversion of then outstanding options, warrants and convertible securities, as of the date of such conversion.  MDS converted the Fourth Convertible Note into 2,376,520,454 shares of Common Stock on February 5, 2007.  This number of shares issued upon conversion of the Fourth Convertible Note reflects a reduction in the number of shares that were estimated to be convertible under the Fourth Convertible Note at the time of the Original Filing and of the Amendment No. 1.  This reduction resulted from applying the conversion terms of the note to the smaller number of options, warrants and convertible securities outstanding at the time of conversion compared to the time of the Original Filing and of the Amendment No. 1.

The foregoing descriptions of the Non-Convertible Note, First Convertible Note, Second Convertible Note, Third Convertible Note and Fourth Convertible Note are qualified in their entirety by reference to the full text of such notes, copies of which were filed as exhibits to this Statement with the Original Filing and are incorporated by reference herein.

(c)

Except for the conversions of the First Convertible Note, Second Convertible Note, Third Convertible Note and Fourth Convertible Note described herein, no transactions were effected since the date of the Original Filing in this class of securities by either MDS or MegaPath.

CUSIP NO. 262506108	13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2007	MDS ACQUISITION, INC.

By: /s/ Steven B. Chisholm
Name: Steven B. Chisholm Title: Sr. Vice President

Date: February 7, 2007	MEGAPATH INC.
By: /s/ Steven B. Chisholm
Name: Steven B. Chisholm Title: Sr. Vice President

CUSIP NO. 262506108	13D	Page 8 of 8 Pages

Exhibit A

Agreement of Reporting Persons

The Reporting Persons have agreed that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of DSL.net, Inc. shall be filed on behalf of each of the Reporting Persons.  A copy of such Agreement regarding joint filings was filed as Exhibit 1 to the Original Filing.